

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 18, 2016

Via E-mail
Olivier A. Filliol
Chief Executive Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

>   Re: **Mettler-Toledo International Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 4, 2016**
>   **File No. 001-13595**

Dear Mr. Filliol:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Tim Peterson
    Milbank, Tweed, Hadley & McCloy LLP